Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

THE POSTPONED RE-ELECTION AND APPOINTMENT OF MEMBERS OF THE BOARD AND THE SUPERVISORY COMMITTEE

The terms of the seventh session of the board of directors (the "Board") and the supervisory committee (the "Supervisory Committee") of China Southern Airlines Company Limited (the "Company") will soon expire on 26 December 2016. As the nomination process of candidates for directors and supervisors of the new session of the Board and the Supervisory Committee has not been completed, the re-election and appointment of members of the Board and the Supervisory Committee will be postponed. The Company will promptly push forward the process of the re-election and appointment of members of the Board and the Supervisory Committee after the confirmation of all relevant matters and fulfill respective disclosure obligations in a timely manner.

All members of the seventh session of the Board and the Supervisory Committee as well as all the senior management will continue to fulfill their respective duties of care and diligence and responsibilities in accordance with the laws, administrative rules, and the articles of association of the Company until the work for re-election and appointment of members of the Board and the Supervisory Committee is completed. The postponed re-election of the members of the Board and the Supervisory Committee will not affect the normal operation of the Company.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

23 December 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.